

10035640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

CM

SEC FILE NUMBER
8 – 66947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CENTENIUM ADVISORS LLC



OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE, SUITE 2216
(No. And Street)

NEW YORK,	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL J. WEISSMAN (212) 661-9753
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2010
BRANCH OF REGISTRATIONS
AND
EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

JD 3/25/2010

OATH OR AFFIRMATION

I, PAUL J. WEISSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTENIUM ADVISORS LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CCO

Title

COURTNEY SCARBOROUGH
Notary Public-State of New York
No. 01SC6182716
Qualified in Kings County
Commission Expires March 3, 2012

Courtney Scarborough 1/5/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Centenium Advisors, LLC:

We have audited the accompanying statement of financial condition of Centenium Advisors, LLC (the "Company") as of December 31, 2009, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centenium Advisors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fulvio & Associates, L.L.P.

New York, New York
February 16, 2010

CENTENIUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 561,794
Fees receivable	2,641,886
Fixed assets (net of accumulated depreciation of $42,936)	38,095
Prepaid expenses	21,189
Security deposits	36,901
TOTAL ASSETS	$ 3,299,865

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses and other payables	$ 122,604
Deferred taxes payable	100,800
TOTAL LIABILITIES	223,404
Members' capital	3,076,461
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 3,299,865

The accompanying notes are an integral part of these financial statements.

CENTENIUM ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:		
Management fees		$ 1,890,207
Placement fees		282,963
Interest income		660
TOTAL REVENUES		2,173,830
Expenses:		
Professional fees		118,818
Payroll expenses		71,613
Guaranteed payments to members		430,383
Office expenses		9,369
Rent and utilities		135,922
Travel and entertainment		60,983
Conferences / seminars		22,944
Communications and technology		14,574
Organization costs		9,473
Depreciation		15,244
Regulatory fees		10,912
Insurance		47,463
Other expenses		4,484
TOTAL EXPENSES		952,182
Income before provision for income taxes		1,221,648
Provision for income taxes:		
Current	$ 60,153	
Deferred	8,800	
		68,953
NET INCOME		$ 1,152,695

The accompanying notes are an integral part of these financial statements.

CENTENIUM ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

Member's Capital December 31, 2008	$ 2,632,968
Capital Withdrawals	(709,202)
Net Income	1,152,695
Members' Capital December 31, 2009	$ 3,076,461

The accompanying notes are an integral part of these financial statements.

CENTENIUM ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net income		$ 1,152,695
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 15,244	
(Increase) decrease in operating assets:		
Fees receivable	(188,224)	
Prepaid expenses	50	
Other assets	25,349	
Increase (decrease) in operating liabilities:		
Accrued expenses	(32,104)	
Deferred taxes payable	8,800	
Net adjustment		(170,885)
Net Cash Provided by Operating Activities		981,810
Cash flows from investing activities:		
Purchases of equipment		(3,358)
Cash flows from financing activities:		
Member withdrawals		(709,202)
Net Increase in Cash During the Period		269,250
Cash at December 31, 2008		292,544
Cash at December 31, 2009		$ 561,794
Supplementary Disclosure of Cash Flow Information:		
Cash paid during the year for income taxes	$ 60,000	

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Centenium Advisors, LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") with the U.S. Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on April 5, 2005 and became a FINRA member on October 26, 2005.

The Company's securities business is limited to acting as a third-party selling agent or "finder" for private collective investment vehicles (individually a "Fund", and, collectively, the "Funds"). Interested investors purchase and sell interests in a Fund directly from or to the issuer thereof, and, therefore, the Company does not intend to effect the private placement of securities. The Company is compensated for such activity on a fully disclosed basis by receiving, from a Fund, a referral fee consisting of a portion of the fees generated by investors introduced to such Fund by the Company.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Financial Accounting standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) bears no material effect on the financial statements as presented.

NOTE 2. INCOME TAXES

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss.

The Company is liable for New York City Unincorporated Business Tax on its business operations. The Company is on the cash basis for income tax purposes. The primary timing difference that created the deferred taxes is the collection of fees.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2009, the Company had net capital of $439,190 and $431,016 of excess net capital.

NOTE 4. COMMITMENTS

An operating lease for office facilities at 420 Lexington Avenue was entered into on March 15, 2007 and expires on March 31, 2012. The first two months of rent under the lease have been abated and will be amortized over the life of the lease. The leases are subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses. Rent expense relating to the lease was approximately $126,418 for the year ended December 31, 2009.

At December 31, 2009, future minimum rental payments were as follows:

Year	Amount
2010	$ 93,523
2011	95,394
2012	23,966
Total	$ 212,883

SUPPLEMENTARY INFORMATION

CENTENIUM ADVISORS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Credits:		
Members' Capital		$ 3,076,461
Add-back: Deferred taxes		100,800
Debits- Non-Allowable Assets		
Fees receivable	$ 2,641,886	
Fixed assets	38,095	
Prepaid expenses	21,189	
Security deposits	36,901	2,738,071
NET CAPITAL		439,190
Minimum Net Capital Requirement		8,174
EXCESS NET CAPITAL		$ 431,016
Computation of aggregate indebtedness:		
Accrued expenses		$ 122,604
Ratio of aggregate indebtedness to net capital		27.9%

Reconciliation with the Company's computation (include in Part II A of Form X-17A-5 as of December 31, 2009)

Members' capital, as reported in the Company's unaudited FOCUS Part IIA Report	$ 2,967,083
Net audit adjustments	109,378
Members' equity per above	$ 3,076,461
Add-back, as reported in the Company's unaudited FOCUS Part IIA Report	$ 95,000
Net audit adjustments	5,800
Add-back per above	$ 100,800
Non-allowable assets, as reported in the Company's unaudited FOCUS Part IIA Report	$ 2,625,622
Net audit adjustments	112,449
Non allowable assets per above	$ 2,738,071
Aggregate indebtedness, as reported in the Company's unaudited FOCUS Part IIA Report	$ 220,335
Net audit adjustments	(97,731)
Aggregate indebtedness per above	$ 122,604

CENTENIUM ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORTS OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSIONS RULE 17a-5

To the Members of
Centenium Advisors, LLC:

In planning and performing our audit of the financial statements and supplementary information of Centenium Advisors, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates, L.L.P.

New York, New York
February 16, 2010

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members of
Centenium Advisors, LLC:

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments of Centenium Advisors, LLC for the year ended December 31, 2009. Our procedures were solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the unaudited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Centenium Advisors, LLC taken as a whole.

Fulvio & Associates, L.L.P.

New York, New York
February 16, 2010

CENTENIUM ADVISORS, LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS
FROM JANUARY 1, 2009 TO DECEMBER 31, 2009

	Date Paid	Payments	Annual Assessment per Report
SIPC - 4 General Assessment	Jan. 15, 2009	$ 150.00	$ 150.00
SIPC - 6 General Assessment	Jul. 8, 2009	837.00	837.00
SIPC – 7T General Assessment Reconciliation – nine months ended December 31, 2009	Feb. 16, 2010	4,050.00	4,050.00
Total		$5,037.00	$5,037.00

CENTENIUM ADVISORS, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009

CENTENIUM ADVISORS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2009

CENTENIUM ADVISORS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS